22006938

SEC
Mail Processing
Section

AUG 15 2022

Washington DC
413

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SEC FILE NUMBER
8-67877

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 6/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STOCKSHIELD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 North Rosemead Blvd, Suite 227
(No. and Street)

Pasadena	CA	91107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian G. Yolles	310-203-8844	brian.yolles@stockshield.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian G. Yolles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STOCKSHIELD, LLC, as of June 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

(See attached California Notary language)

[signature]
Notary Public

Signature: [signature] Brian Yolles
Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Los Angeles)

On 5 August 2022 before me, Bryan Ngo, Notary Public,
(here insert name and title of the officer)

personally appeared Brian Yolles

,

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

BRYAN NGO
COMM. #2340285
Notary Public - California
Los Angeles County
My Comm. Expires Dec. 14, 2024
NRO1

WITNESS my hand and official seal.

Signature [signature] (Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Report Form X-17A-5 Part III

containing 2 pages, and dated ________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ________

representing: ________
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ____ Entry # ____

Notary contact: ________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)

☐ ________

STOCKSHIELD, LLC
CONTENTS

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of STOCKSHIELD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of STOCKSHIELD, LLC (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
August 04, 2022

STOCKSHIELD, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

ASSETS

Cash	$	103,456
Prepaid expenses		14,035
U.S. Treasury Note owned, at fair value		18,952
Security deposits		750
Furniture and equipment at cost, less accumulated depreciation of $6,359		2,220
Total assets	$	139,413

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	6,164
Total liabilities		6,164
Commitments and contingencies		-
Members' equity		133,249
Total liabilities and members' equity	$	139,413

The accompany notes are an intergral part of the financial statements.

STOCKSHIELD, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

StockShield, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Connecticut, Illinois, Minnesota, Missouri, New York, Ohio, Pennsylvania, Utah, and Washington. The Company develops and distributes proprietary financial risk management capabilities, including the Stock Protection Trust, Deferred Compensation Protection Trust, and ESOP Protection Trust.

A. Pursuant to legislation adopted by the State of Connecticut that took effect January 1, 2014, StockShield Inc. ("StockShield") converted on December 31, 2014, from a Connecticut corporation to a Connecticut limited liability company (as converted, "StockShield, LLC") by filing a certificate of conversion with the Connecticut Secretary of State. The common and preferred shareholders (collectively, the "Shareholders") of StockShield Inc. contributed their common and preferred stock to a newly-formed Delaware corporation ("StockShield Holdings") in exchange for equivalent common and preferred shares of StockShield Holdings.

B. The limited liability company operating agreement for the Company provides for Class A Units (issued to StockShield Holdings to represent the indirect ownership interest in the business by the Shareholders) and Class B Units (issued to Hales Partners, LLC). Hales Partners, LLC invested $1.5 million in StockShield, LLC in exchange for the Class B Preferred Units which are accruing at a rate of 8% per annum ($795,554 as of June 30, 2022). On January 31, 2018, Hales Partners and other investors purchased $1 million of Class C Units which are accruing at a rate of 8% per annum ($286,541 as of June 30, 2022). In the first quarter of 2021, Hales Partners and other investors purchased $99,115 of Class D Units which are accruing at a rate of 8% per annum ($11,379 as of June 30, 2022). In the fourth quarter of 2021, Hales Partners and other investors purchased $200,000 of Class E Units which are accruing at a rate of 8% per annum ($10,141 as of June 30, 2022). The accrued interest is not reflected in these financial statements.

Recently Issued Accounting Pronouncements
For the year ending June 30, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, Management has determined that the pronouncement have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and other Regulation
The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes
Because the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members and is reported on their respective individual tax returns. Accordingly, no provision is made for income taxes in the financial statements. The Company may, however, be subject to other taxes for doing business in a particular state.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

3. REVENUE RECOGNITION

The primary revenue stream is referred to as placement fee income earned on sale of each certificate through the best efforts of the broker-dealer. The Company is paid, as a placement fee, a cash commission equal to between 1% and 2% of the aggregate notional amount being protected as agreed per the terms of the Offering Documents. The aggregate notional amount is the amount of the underlying stock position or non-qualified deferred compensation exposure protected by the Certificates sold by the Company.

Revenue is recognized upon the closing of the sale of the certificates, defined in our Offering Documents as the closing date (i.e., the time when the risk pool is successfully organized and funded).

4. NET CAPITAL

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. On June 30, 2022, the Company had net capital of $115,903, which was $110,903 in excess of the FINRA minimum net capital requirement of $5,000 and the Company's ratio of aggregate indebtedness ($6,164) to net capital was .05 to 1.

5. FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and equipment	$ 8,579	5
Total cost of furniture and equipment	8,579	
Less: accumulated depreciation	(6,359)	
Furniture and equipment, net	$ 2,200	

Depreciation expense for the period ended June 30, 2022, was $666.

6. FAIR VALUE – DEFINITIONS AND HIERARCHY

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements. On June 30, 2022, the Company's investments are considered Level 1 financial instruments.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through the date the financial statements were available for issuance. There have been no such events that require recording or disclosure in the financial statements, except as stated below.

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

As of June 30, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has not issued any guarantees at June 30, 2022, or during the 12-month period then ended.

9. LEASES

The Company has no arrangements subject to ASC 842 therefore adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended June 30, 2022. The Company has a month-to-month lease agreement for office space.

10. PPP LOAN PAYABLE

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on financial markets and the overall economy. In the event such an impact occurs and lasts for a sustained period of time, the operations and financial performance of the Company may be adversely affected.

In March 2021, the Company received a second round of PPP in the amount of $30,435. The loan forgiveness was granted on August 6, 2021.